TENNYSON
NETWORKS LIMITED

02055345

October 11, 2002

By Facsimile
0015 1 202 942 9624
7 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02 OCT 11 PM 5:14

Dear Sir/Madam

**Re: Tennyson Networks Limited - File # 82-5138**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated October 8, 2002, re Sales Performance.
2. An announcement to the ASX dated October 11, 2002, re Share Purchase Plan.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

dlw 10/30

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON
NETWORKS LIMITED

# Tennyson Sales Orders Performance continues to be strong

**Melbourne, October 8, 2002** – Tennyson Networks Ltd (ASX: TNY) today said that sales orders continued to be strong, outstripping previous performances.

Following another strong month of orders in September, the sales orders received in the 4 months ending September 2002 were in excess of $2.6 million, exceeding the total sales revenue of $2.5 million reported for the year ended 30 June 2002.

Tennyson chairman, Harvey Parker, said that the company was exceeding expectations in delivering value to shareholders. "This performance demonstrates that Tennyson has continued to deliver increasing sales orders through its enhanced sales and distribution capability," Mr. Parker said. "We anticipate that sales revenue will increase significantly compared to last year as these orders are filled and product delivered."

Mr. Parker also confirmed that Mr Rick Pullia will continue as the Company's acting Chief Executive Officer in the medium term.

***About Tennyson Networks Limited***

*Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access – the Smart Office eXchange (SOX). The SOX Virtual Phone is the first desktop telephony system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server. Tennyson's award-winning SOX platform has received international recognition at the prestigious Cebit event in Europe and CT Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including PowerSOX, a customer contact centre solution. Tennyson is based in Melbourne, Australia with international distributors in the United Kingdom, New Zealand and South Africa. SOX products have been sold in 22 countries.*

**Tennyson Contact:**
Rick A. Pullia
CEO / CFO
Tel: +61 3 8558 0400

TENNYSON
NETWORKS LIMITED

# FACSIMILE TRANSMISSION

| | | | |
|---|---|---|---|
| TO: | Australian Stock Exchange<br>Companies Announcements Office | FAX: | 1300 300 021 |
| FROM: | Rick A. Pullia | FAX: | 03 8558 0484 |
| DATE: | 11 October 2002 | PAGES: | 5 |

Please find following an announcement regarding:

**Share Purchase Plan**

R A Pullia
**Company Secretary**

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VICTORIA 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
EMAIL tny@tennyson.com.au WEBSITE www.tennyson.com.au

TENNYSON NETWORKS LIMITED

## SHARE PURCHASE PLAN LETTER AND TERMS & CONDITIONS

11 October 2002

Dear Shareholder

**Tennyson Networks Limited** (*Tennyson Networks*) – **Share Purchase Plan**

Over the past few months you will have seen a number of announcements which offer tangible evidence that our company is winning significant orders for our award-winning SOX (Smart Office eXchange) products.

New customers include an international receivables management company (Dun & Bradstreet Australasia via Datacom Financial Services, a joint venture of Dun & Bradstreet Australasia and Datacom Australia), one of Victoria's largest water authorities (Central Highlands Water) and a major hotels group (Accor).

However we now need to capitalise on those achievements by installing the SOX systems for our new customers and creating long-term relationships that will continue to generate revenues. To finance this rollout, we are seeking an injection of additional funds through the issue of shares in the company.

Therefore Tennyson Networks is pleased to provide an opportunity for all eligible shareholders to participate in the capital raising initiatives of the company through a Share Purchase Plan (**Plan**) to raise up to $1,000,000.

Tennyson Networks has received orders of $2.6 million within the 4 months to 30 September 2002. The immediate task ahead is to raise the funds to service the associated costs required to complete the new sales orders. The Directors have therefore resolved to adopt the Plan which enables Tennyson Networks to invite each eligible shareholder, irrespective of the size of their shareholding, to subscribe for a minimum of $1,000 and up to $5,000 in new fully paid ordinary shares at a discount to the current market price at the date of this letter. D.J. Carmichaels, Perth stockbrokers, have agreed to manage the Plan and to place any shortfall resulting from the Plan on a best endeavours basis up to a maximum of $1,000,000 for a fee of 1% of total funds raised under the Plan and any shortfall placement plus 4% of the funds raised under any shortfall placement.

Tennyson Networks will process applications on a "first come, first served" basis – that is, priority will be given to those shareholders whose application forms and payment are received first in time by Computershare Investor Services Pty Ltd (Tennyson Networks' share registry). No more applications will be processed once payments received under the Plan reach $1,000,000 and any payments received with application forms after this point will be refunded.

No brokerage, commission or other transaction costs apply to the issue of shares under the Plan. The only cost to you is the subscription price of the shares. This is an excellent opportunity for those shareholders who are holding less than marketable parcels (being less than $500 worth of shares) to top up their shareholding at a discount to the current market price at the date of this letter.

Tennyson Networks' Plan provides an opportunity for all Australian and New Zealand registered ordinary shareholders on the register on **16 October 2002** to select only one of the following offers to purchase fully paid ordinary shares in Tennyson Networks for the price of 3 cents per share:

| | | | |
|---|---|---|---|
| Offer A | 33,333 shares | Total amount payable @ A$0.03 per share | A$1,000 |
| Offer B | 66,667 shares | Total amount payable @ A$0.03 per share | A$2,000 |
| Offer C | 100,000 shares | Total amount payable @ A$0.03 per share | A$3,000 |
| Offer D | 133,333 shares | Total amount payable @ A$0.03 per share | A$4,000 |
| Offer E | 166,667 shares | Total amount payable @ A$0.03 per share | A$5,000 |

TENNYSON
NETWORKS LIMITED

Participation in the Plan is entirely at your option and is subject to the Terms and Conditions enclosed. While shares have recently been trading at a premium to the offer price under the Plan and the offer price represents a 10% discount to the volume weighted average sale price of Tennyson Network's shares on ASX over the 5 business day period to 10 October 2002 (being the last trading day before this letter), the share price may rise or fall before the date shares are issued to you. You should therefore seek your own financial advice in relation to your participation in the Plan.

**Applications must be received prior** to the close of the offer at 5.00 pm WST on 22 November 2002. If you wish to participate, please make your cheque payable to "Tennyson Networks Limited" and forward it together with your Application Form to Computershare Investor Services Pty Limited, in the enclosed reply paid envelope.

If you have any questions in relation to the Plan, please contact Tennyson Network's Company Secretary, Rick Pullia, on 03 8558 0400.

Yours sincerely

Harvey Parker
Chairman
Tennyson Networks Limited

TENNYSON NETWORKS LIMITED

# TENNYSON NETWORKS LIMITED SHARE PURCHASE PLAN

Pursuant to the Tennyson Networks Limited Share Purchase Plan **(Plan)**, Tennyson Networks Limited **(Company)** provides eligible shareholders the choice of one of 5 offers to acquire up to 166,667 fully paid ordinary shares in the Company **(Shares)** at A$0.03 per fully paid ordinary share **(Offer)**.

**Please carefully read the Terms and Conditions relating to the Offer as you will be bound by them.**

## TERMS AND CONDITIONS

**1. Opening and Closing Date of the Offer**
The Offer opens on 16 October 2002.
The Offer closes at 5pm WST on 22 November 2002.
To participate you must send your completed application form and cheque to Company's share registry so that it is received by the close of the Offer. No late applications will be accepted.

**2. Eligibility**
You are eligible to apply for Shares if:

- your registered address recorded in the Company's register of members is in Australia or New Zealand; and
- you were registered as a holder of fully paid ordinary shares in the Company as at 10.00pm on 16 October 2002.

The Offer to each eligible shareholder is made on the same terms and conditions.
The Offer is non-renounceable (ie you may not transfer your right to buy the Shares to anyone else).

**3. Issue Price**
The issue price for each Share under the Offer is A$0.03

**4. Rights attaching to Shares**
The Shares will be issued on the same terms as the other ordinary shares in the Company quoted on the Australian Stock Exchange ("ASX"). The Company will apply for the Shares allotted under the Plan to be quoted on ASX.

**5. Investment in Offer**
If you are an eligible shareholder, you can purchase under the offers, up to a maximum of 166,667 Shares for a consideration of $5,000. The maximum limit applies to you even if you receive more than one Offer from the Company (eg if you are both a sole and joint eligible shareholder, or if you are a shareholder with more than one holding under a separate account, you can only apply for Shares under the Plan once in total). However, if you are a shareholder who acts as trustee or nominee for one or more persons (each a "beneficiary") then each beneficiary is taken to be an eligible shareholder for the purposes of the Plan and each such beneficiary may make an application through the nominee to participate in the Offer.
No fraction of Shares will be issued.

**6. Limit on Capital Raising**
The Company is seeking to raise up to a maximum of $1,000,000 under the Offer. Priority will be given to those shareholders whose application forms and payment are received first in time by Computershare Investor Services Pty Ltd. No more applications will be processed once payments received under the Plan reach $1,000,000 and any payments received with application forms after this point will be refunded after the Offer closes.

**7. Participation Costs**
No brokerage, commission or other transaction costs apply to the issue of Shares under the Plan. The only cost to you is the subscription price of the Shares.

**8. Allotment of Shares**
The Shares will be allotted on 27 November 2002 or as soon as possible after that date. The Company's share registry will send you a holding statement as soon as practicable after the allotment date.

**9. Payment for Shares**
All amounts in this Offer are expressed in Australian dollars.
You must pay for the Shares by a cheque in Australian dollars made payable to "Tennyson Networks Limited". Please provide a cheque for the exact amount. If you do not provide the exact amount, the Company reserves the right to return your Acceptance Slip and cheque. If that occurs, no Shares will be allotted to you.

**10. Change of Offer**
The Company may change or terminate the Plan at any time by notice to ASX. If the Company does this, it will advise ASX. Failure to notify shareholders of changes to or termination of the Plan or the non-receipt of notice will not invalidate the change or termination. The Company reserves the right to allot no Shares or fewer shares than an eligible shareholder applies for under the Plan if the Company believes the allotment of those Shares would contravene any law or ASX Listing Rules. No interest will be paid on any money returned.

**11. Dispute Resolution**
The Company may settle any dispute in relation to the Plan in any manner it thinks fit, whether generally or in relation to any participant, application or Share. The Company's decision will be conclusive and binding.

**12. Important information on Price Risk to Consider**
The market price of the Company's shares may rise or fall between the date of this Offer and the date when the Shares are issued to you under the Plan. This means that the price you pay for a Share may be greater or less than the price of the Company's shares at the time the Shares are issued to you under this Offer. In determining whether you wish to participate in this Offer and the extent to which you participate, you should seek your own personal financial and/or taxation advice.

**13. Waiver**
The Company reserves the right to waive strict compliance with any provision of these Terms and Conditions. The powers of the Company under these Terms and Conditions may be exercised by the directors of the Company or any delegate of them.

TENNYSON NETWORKS LIMITED

# TENNYSON NETWORKS LIMITED

ACN 009 805 298

## SHARE PURCHASE PLAN APPLICATION FORM

[INSERT SHAREHOLDER NAME]
[INSERT SHAREHOLDER ADDRESS]
[INSERT ADDITIONAL SHAREHOLDER ADDRESSES]
[INSERT ANY ADDITIONAL SHAREHOLDER INFORMATION]

Record Date: 16 October 2002
Offer closes: 22 November 2002
Purchase Price: A$0.03 per share

I/We wish to apply for the number of new shares as set out below at an issue price of A$0.03 per share issued in accordance with the Terms and Conditions of the Tennyson Networks Share Purchase Plan.

I/We hereby certify that the aggregate amount payable for Shares applied for by me/us under the Share Purchase Plan or any similar arrangement in respect of Tennyson Networks in the 12 months prior to this application does not exceed A$5,000.

Please tick the appropriate box

☐ **OFFER A**
33,333 Shares
A$1,000

OR

☐ **OFFER B**
66,667 Shares
A$2,000

OR

☐ **OFFER C**
100,000 Shares
A$3,000

OR

☐ **OFFER D**
133,333 Shares
A$4,000

OR

☐ **OFFER E**
166,667 Shares
A$5,000

**INSERT DETAILS OF YOUR CHEQUE OR BANK CHEQUE – PLEASE COMPLETE IN BLOCK LETTERS**

| Name of Drawer | Cheque No. | BSB | Amount |
|---|---|---|---|
| | | | |

1. If you want to participate in this Offer, please carefully read the Terms and Conditions of the Offer.
2. Complete all the required details on the Application Form, noting that all amounts are expressed in Australian dollars.
3. Write the cheque for the exact amount of the offer you select. Please make the cheque payable to "Tennyson Networks Limited".
4. Please return the Application Form, together with the cheque, to Computershare Investor Service Pty Limited in the enclosed reply paid envelope. (Australian shareholders only).
5. Ensure that your Application Form and cheque reach Computershare Investor Services Pty Ltd (where reply paid envelope is not used) by the closing date of the Offer being no later than 5.00pm WST on 22 November 2002. No late applications will be accepted.

**By accepting this Offer you agree to be bound by the Terms and Conditions of the Offer and the Constitution of the Company.**